Exhibit 99.7

PCT LTD Signs Memorandum of Understanding with International Energy Company Providing Cash Infusion and Ongoing Partnership

June 07, 2022 10:40 AM Eastern Daylight Time

LITTLE RIVER, S.C.--(BUSINESS WIRE)--PCT LTD (OTC Pink: PCTL). Paradigm Convergence Technologies Corporation, a company focused on acquiring, developing, and providing sustainable, environmentally safe disinfecting, cleaning, and tracking technologies announced today that it has signed a Memorandum of Understanding (MOU) with LeadGreen Energy Services Limited.

LeadGreen Energy Services Limited, an IADC member company, offers integrated services to the oil and gas industry in Nigeria, an OPEC member country. Services offered include procurement, drilling services, filtration service, consulting and training, and logistical support.

LeadGreen Energy Services Limited will provide a cash investment for the purpose of drilling a 7-spot pattern in the Grassy Creek, Missouri formation to be drilled and operated by Maverick Energy Services. The drilling will provide further demonstration and validation of Enhanced Oil Recovery methods utilizing PCT’s fluids and processes. Upon completion, likely during the next 60 days, the company can begin to finalize previous efforts with multiple energy companies to start initiating the Oil Recovery Process. This will commence large-scale revenue streams for PCT.

As a result of the cash infusion, LeadGreen Energy Services Limited will acquire the rights to utilize, market and distribute PCT’s Enhanced Oil Recovery technology and methodology for use in LeadGreen’s oil recovery projects in other areas of the world should they choose.

“We believe our pipeline for equipment is real and growing. We also believe the Oil & Gas and Agriculture Divisions will contribute significant revenues in the fourth quarter. Our forecasts call for $5-$10 million in revenue for just the Oil and Gas business over the next twelve months. While it has taken a significant amount of time to reach this point, we can now start to monetize this business very rapidly,” commented CEO Gary Greico.